Exhibit 99.5

FOR IMMEDIATE RELEASE	May 10, 2010

FORBES MEDI-TECH ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER ENDED MARCH 31, 2010

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced its results for the first quarter ended March 31, 2010. The comparative period for these results is the three-month period ended March 31, 2009. All amounts are in Canadian Dollars unless otherwise noted.

2010 OVERVIEW:

•	Exchange Listings:

In January 2010, the Company received a Nasdaq Staff Deficiency Letter indicating that it did not meet The NASDAQ Capital Market initial listing standard and its common shares were subject to suspension. The Company provided the NASDAQ with a notice of appeal of the Nasdaq Staff Deficiency determination to a Hearings Panel.

In February 2010, the Company received notification that a NASDAQ Listing Qualifications Panel has determined to delist the Company's common shares from The NASDAQ Stock Market, effective February 18, 2010. With the delisting, the Company’s common shares were immediately transferred for quotation to the Pink Sheets.

In April 2010, the Company received notification that its common stock was eligible for trading on the Over-the-Counter Bulletin Board (“OTCBB”), an electronic quotation service maintained by the Financial Industry Regulatory Authority (“FINRA”), effective on April 7, 2010. The Company’s common shares continue to trade under the symbol FMTI.

•	Going Concern

Management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that our expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations.

The Company’s future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds. If it is unable to close on a strategic transaction before it exhausts its available financial resources, then it may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

•	FINANCIAL RESULTS:

The following table offers a summary of the financial results for the first quarter of 2010.

Summary: (thousands of $ except per share values and number of shares)	3 month period ended March 31, 2010	3 month period ended March 31, 2009

Sales-phytosterol products	$1,063	$615
Sales-finished goods	90	108
Licensing	---	2
Phytosterol revenues	1,153	725

Cost of Sales	(982)	(509)
Inventory allowances	(58)	6
	113	222
Expenses	(983)	(1,419)
Other income	28	4,188
(Loss) / income from operations	(842)	2,991

Income tax expense	---	(2)
Net (loss) / income and comprehensive (loss) / income	$(842)	$2,989

Weighted average number of shares	4,969,813	4,969,813

Net (loss) / income per share
Basic and diluted	$(0.17)	$0.60

Revenues:
Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™. Phytosterol revenues for the quarter ended March 31, 2010 totaled $1,153,000 compared with $725,000 for the quarter ended March 31, 2009. The increase is primarily due to a major customer returning to regular purchasing patterns whereas this customer was realigning inventories in first three months of 2009. The increase was partially offset by a decrease in sales to European customers and a decrease in sales by Forbes-Fayrefield of finished products.

Cost of Sales/ Margins:
For the quarter ended March 31, 2010, the Company realized a gross margin percentage of 10% on phytosterol revenues of $1,153,000, compared with a gross margin percentage of 31% on phytosterol revenues of $725,000 for the quarter ended March 31, 2009.

In the quarter ended March 31, 2010, $58,000 was charged to cost of sales, relating to valuation allowances on inventories. In the quarter ended March 31, 2009, $6,000 relating to valuation allowances was relieved from cost of sales. Prior to the impact of these allowances, in the quarter ended March 31, 2010 the Company realized a gross margin percentage of 15%, compared with a gross margin percentage of 30% for the quarter ended March 31, 2009.

The decrease in gross margin percentage is primarily due to a customer mix with lower margins and less favorable foreign exchange rates.

Operating expenses:
The Company continues to reduce operating expenses wherever possible. The reduction in expenses in the current quarter in comparison to the comparable quarter in the previous year is attributable to a reduced head count and other cost saving measures.

Liquidity & Capital Resources:
The Company’s net cash and cash equivalents as of March 31, 2010 totaled $1,471,000 compared with $1,329,000 as at December 31, 2009. The Company had working capital of $3,099,000 at March 31, 2010 compared with $3,960,000 at December 31, 2009.

The going concern concept assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained continuing operating losses since its formation. The Company’s management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that its expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company’s future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds. The market for any of these activities for companies such as Forbes has always been challenging. The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define the Company’s future may require shareholder approval. If the Company is unable to close on a strategic transaction before it exhausts its available financial resources, then it may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

First Quarter Report
This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2010 and the Management Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities.

FINANCIAL INFORMATION

The following information should be read in conjunction with the Company’s first quarter reports and the Company’s audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	March 31	December 31
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$1,470,708	$1,329,176
Accounts receivable	445,560	946,823
Inventories	1,543,312	2,117,159
Prepaid expenses and deposits	278,227	178,287
	3,737,807	4,571,445

Long-term Assets
Capital assets	95,633	102,813
Other long-term assets	21,223	23,210

	$3,854,663	$4,697,468

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$573,531	$546,848
Curent portion tenure allowance payable	65,000	65,000
	638,531	611,848
Long-term liabilities
Tax provision	722,092	744,000
Tenure allowance	908,057	913,464
	2,268,680	2,269,312
Shareholders’ equity
Share capital (Note 6(b))	$2,720,992	$2,720,992
Contributed surplus (Note 6(c))	10,042,877	10,042,877
Deficit	(11,177,886)	(10,335,713)
	1,585,983	2,428,156

	$3,854,663	$4,697,468

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive (Loss) / Income and Deficit
(Expressed in Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31	March 31
	2010	2009

REVENUES
Sales	$1,153,284	$722,531
Licensing	-	2,168
Phytosterol revenues	1,153,284	724,699
Cost of sales	981,712	508,706
Change in inventory and purchase commitment allowances (Note 4)	58,000	(6,000)
	113,572	221,993

EXPENSES
General and administrative	694,226	961,620
Marketing, sales and product development	134,481	180,779
Nutraceutical research, development and support	116,065	273,130
Depreciation and amortization	7,180	10,782
Foreign exchange loss / (gain)	32,104	(7,691)
	984,056	1,418,620
Loss from operations	$(870,484)	$(1,196,627)

OTHER INCOME
Gain on dilution of interest in subsidiary	-	4,147,975
Interest and other	28,311	40,456
	28,311	4,188,431
Net (loss) / income before taxes	$(842,173)	$2,991,804

Income tax expense	-	(2,324)
Net (loss) / income and comprehensive (loss) / income	(842,173)	2,989,480

Deficit, beginning of period	(10,335,713)	(10,462,311)

Deficit, end of period	$(11,177,886)	$(7,472,831)

Weighted average number of common shares outstanding	4,969,813	4,969,813

Basic and diluted (loss) / income per share	$(0.17)	$0.60

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2010	2009
OPERATIONS
Net (loss) / income for the period	$(842,173)	$2,989,480
Adjustments for:
Depreciation and amortization	7,180	10,782
Stock-based compensation expense	-	15,822
Accretion of interest	-	103,728
Gain on dilution of interest in subsidiary	-	(4,147,975)
	(834,993)	(1,028,163)
Net change in non-cash operating items (Note 10)	976,525	834,744
Net cash provided by / (used in) operations	141,532	(193,419)

Cash and cash equivalents, beginning of period	1,329,176	1,376,575

Cash and cash equivalents, end of period	$1,470,708	$1,183,156

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

Contacts:

David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

FORWARD LOOKING STATEMENTS
This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing and M&A transactions, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “has until”, “deadline”, “plan”, “expects”, “continuing”, “potential”, “will be”, “will meet”, “seeking”, “may”, “obtain”, “anticipated”, “2010”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a suitable M&A transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern; the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations; the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on four major customers for performance; the effect of competition; manufacturing risks and the Company’s dependence on third party suppliers; product liability, intellectual property and insurance risks; exchange rate fluctuations; the need for future regulatory approvals, which are not assured; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form on Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

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